SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CANTERBURY CONSULTING GROUP, INC.

(Name of the Issuer)

CCG GROUP, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

138108-402

(CUSIP Number of Class of Securities)

Stanton M. Pikus

352 Stokes Road, Suite 200, Medford, NJ  08055 (609) 953-0044

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	x	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	¨	The filing of a registration statement under the Securities Act of 1933.

(c)	¨	A tender offer.

(d)	¨	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction:  ¨

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$560,263	$52

*

The filing fee was determined based upon the product of (a) the estimated 1,400,656 shares of common stock proposed to be acquired from shareholders in the merger to which this Schedule 13E-3 relates and (b) the merger consideration of $0.40 per share of common stock (the “Total Consideration”). Pursuant to, and as provided by, Rule 0-11(b) of the Act, the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

¨X

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

 $52

Form or Registration No.:

 Preliminary proxy statement under Schedule 14A, file no. 0-15588.

Filing Party:

 Canterbury Consulting Group, Inc.

Date Filed:

December 15, 2004

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by CCG Group, Inc. (“CCG”), a Pennsylvania corporation, in connection with the proposed merger of CCG with and into Canterbury Consulting Group, Inc., with Canterbury being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of November 18, 2004, between Canterbury and CCG, as it may be amended from time to time.  CCG and its shareholders beneficially own approximately 54.8% of Canterbury’s common stock and, as a result, may be deemed to be an affiliate of Canterbury.

Subject to the terms of the merger agreement, (i) each share of Canterbury’s common stock, par value $.001 per share, held by a shareholder who, as of the effective date of the merger, is not CCG or an affiliate or shareholder of CCG will be converted into the right to receive $0.40 in cash from CCG, and (ii) each share of Canterbury held by a shareholder who, as of the effective date of the merger, is CCG or an affiliate or shareholder of CCG will not be effected by the merger and will remain a validly issued and outstanding share of Canterbury common stock after the merger.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission with a preliminary proxy statement filed by Canterbury pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of Canterbury at which such holders will be asked to approve the merger and the merger agreement, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the merger agreement is attached as Annex A to the preliminary proxy statement filed by Canterbury contemporaneously herewith (including all annexes thereto, the “proxy statement”). The proxy statement is attached hereto as Exhibit (a).

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the proxy statement under “Summary of the Merger” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)  The name of the subject company is Canterbury Consulting Group, Inc.  The address of the principal executive offices of Canterbury is 352 Stokes Road, Suite 200, Medford, NJ  08055 (telephone number 609-953-0044).  The information set forth in the proxy statement under  “Certain Information Concerning Canterbury” is incorporated herein by reference.

(b)  The information set forth in the proxy statement under “Special Meeting-Record Date” is incorporated herein by reference.

(c-d)     The information set forth in the proxy statement under “Certain Information Concerning the Company - General” is incorporated herein by reference.

(e)  Not applicable.

(f)   The information set forth in the proxy statement under “Certain Information Concerning CCG” is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a-c) The information set forth in the proxy statement under “Certain Information Concerning CCG” is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)  The following information is incorporated by reference from the proxy statement:  “Summary of the Merger,” “Summary of the Merger – What Is the Transaction?” “Summary of the Merger – What Will I Receive For My Shares?” “Summary of the Merger – Why Are Canterbury Consulting Group and CCG Causing the Merger,” “Special Meeting – Vote Required For Approval,” “The Merger-The Merger,” “The Merger – The Merger Consideration”, “The Merger –Background of the Merger”, “Summary of the Merger –What Are The Federal Income Tax Consequences of the Merger,”  and “Certain United States Income Tax Consequences.”

(c)  The information set forth in the proxy statement under “Summary of the Merger – What Will I Receive For My Shares” “Summary of the Merger- Who Will Own Canterbury Consulting Group After The Merger?” “The Merger – The Merger” and “The Merger – The Merger Consideration,” is incorporated herein by reference.

(d)  The information set forth in the proxy statement under “Summary of the Merger -Are Dissenters’ Rights Available In The Merger” and “The Merger -Dissenters’ Rights” is incorporated herein by reference.

(e)  None.

(f)  Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  None.

(b)-(c)  The information set forth in the proxy statement under “The Merger – Background of the Merger,” “Relationships and Certain Related Party Transactions – Employment Agreements” and “Relationships and Certain Related Party Transactions – Salary Continuation Agreements” and “Annex D -Item 10.  Directors And Executive Officers Of The Registrant “  is incorporated herein by reference.

(e)   The information set forth in the proxy statement under “Certain Information Concerning the Company” is incorporated herein by reference

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)

The following information is incorporated by reference from the proxy statement: “The Merger – The Merger,” “The Merger – The Merger Consideration,” “The Merger Agreement – The Merger,” and “The Merger Agreement – The Merger Consideration.“

(c)

The following information is incorporated by reference from the proxy statement: “Summary of the Merger – Who Will Own Canterbury Consulting Group, Inc. After The Merger,” “The Merger – The Merger” and “The Merger Agreement – The Merger.”

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a-d)  The following information is incorporated by reference from the proxy statement:  “Summary of the Merger,” “Summary of the Merger – What Is the Transaction?” “Summary of the Merger – What Will I Receive For My Shares?” “Summary of the Merger – Why Are Canterbury Consulting Group and CCG Causing the Merger,” “Special Meeting – Vote Required For Approval,” “The Merger-The Merger,” “The Merger – The Merger Consideration”, “The Merger –Background of the Merger”, “Summary of the Merger –What Are The Federal Income Tax Consequences of the Merger,”  and “Certain United States Income Tax Consequences.”

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(a)-(e)  The information set forth in the proxy statement under “Summary of the Merger- Has Anyone Considered the Fairness of the Proposed Transaction From a Financial Point of View to the Shareholders of Our Company,” “Summary of the Merger- Has the Board of Directors of Canterbury Adopted and Approved the Merger,” “Summary of the Merger- Vote Requested for Approval,” “The Merger- Background of the Merger,” “The Merger- Recommendation of the Board of Directors of Canterbury,” “The Merger – Opinion of Canterbury’s Financial Advisor,” and “Annex B – Opinion of vFinance Investments, Inc.” is incorporated herein by reference.

(f)  None.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(c)  The information set forth in the proxy statement under “Summary of the Merger- Has Anyone Considered the Fairness of the Proposed Transaction From a Financial Point of View to the Shareholders of Our Company?” “The Merger- Background of the Merger,”  and “The Merger – Opinion of Canterbury’s Financial Advisor,” and “Annex B – Opinion of vFinance Investments, Inc.” is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)

The information set forth in the proxy statement under “Certain Information Concerning CCG” is incorporated herein by reference.

(b)

None.

(c)  The information set forth in the proxy statement under “The Merger Agreement – Expenses” is incorporated herein by reference.

(d)

None.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a-b)  The information set forth in the proxy statement under “Certain Information Concerning Canterbury – Share Ownership” is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(a)-(e)  The information set forth in the proxy statement under “Summary of the Merger- Has Anyone Considered the Fairness of the Proposed Transaction From a Financial Point of View to the Shareholders of Our Company,” “Summary of the Merger- Has the Board of Directors of Canterbury Adopted and Approved the Merger,” “The Merger- Background of the Merger,” and The Merger- Recommendation of the Board of Directors of Canterbury” “is incorporated herein by reference.

ITEM 13.    FINANCIAL INFORMATION.

(a-c)  The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Canterbury’s Annual Report on Form 10-K for the year ended November 30, 2003 and Quarterly Report on Form 10-Q for the quarter ended August 31, 2004. The information in the proxy statement referred to in “Incorporation of Certain information by Reference” and Annexes C and D to the proxy statement are incorporated herein by reference.

Canterbury does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

Book value per share as of August 31, 2004 is set forth in the proxy statement under “Certain Information Concerning Canterbury – General.”

(b)  The presentation of proforma information is not material.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)  The information set forth in the proxy statement under “The Special Meeting—Solicitation of Proxies" is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    MATERIAL TO BE FILED AS EXHIBITS.

(a)  Amended Preliminary Proxy Statement on Schedule 14A of Canterbury, as filed with the Securities and Exchange Commission on December 15, 2004.

(b)  None.

(c)  Opinion of vFinance Investments, Inc. dated November 8, 2004 (included as Annex B to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(d)  Agreement and Plan of Merger dated as of November 18, 2004, by and between Canterbury and CCG Group, Inc. (included as Annex A to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(e) Not applicable.

.

(f)  Summary of Dissenters’ Rights (included as Annex E to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(g) None

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CCG GROUP, INC.

By: /s/ Stanton M. Pikus

Stanton M. Pikus

Vice President

Dated:  December 15, 2004

EXHIBIT INDEX

Exhibit Number	Description

(a)	Amended Preliminary Proxy Statement on Schedule 14A of Canterbury, as filed with the Securities and Exchange Commission on December 15, 2004.

(b)	None

(c)	Opinion of vFinance Investments, Inc. dated November 8, 2004 (included as Annex B to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3)

(d)

Agreement and Plan of Merger dated as of November 18, 2004, by and between Canterbury and CCG Group, Inc. (included as Annex A to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3)

(e)	Not applicable

(f)	Summary of Dissenters’ Rights (included as Annex E to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3)

(g)	None